Mark G. Borden +1 617 526 6675 (t) +1 617 526 5000 (f) mark.borden@wilmerhale.com

May 1, 2008

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, DC 20549

Attention: Paul Fischer

Re:	Global BPO Services Corporation

Preliminary Proxy Materials on Form PreM14A

Filed on February 12, 2008

File No. 1-33739

Ladies and Gentlemen:

On behalf of Global BPO Services Corp. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement on Schedule 14A (File No. 001-33739) (the “Preliminary Proxy Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 12, 2008.

Amendment No. 2 is being filed in response to comments contained in the letter dated April 11, 2008 (the “Letter”) from Larry Spirgel of the Staff (the “Staff”) of the Commission to R. Scott Murray, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Preliminary Proxy Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2. For your convenience, the Company is also providing you supplementally with a copy of Amendment No. 2 marked to show the changes made to the Preliminary Proxy Statement.

On behalf of the Company, we advise you as follows:

Summary of Material Terms of the Merger, page 1

1.	We note your response to prior comment five. As previously requested, please revise to consolidate your summary term sheet and the additional summary section beginning on page 12.

Response:	The Company has revised the disclosure in response to the Staff’s comment by eliminating the section which used to be called “Summary Term Sheet.”

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing	Berlin	Boston	Brussels	London	Los Angeles	New York	Oxford	Palo Alto	Waltham	Washington

Securities and Exchange Commission

May 1, 2008

Risk Factors, page 33

A substantial portion of Stream’s revenues is generated from a limited number of clients, and the loss of any or more of these clients would materially reduce Stream’s revenue and cash flow and adversely affect Stream’s business, page 41.

2.	We note your response to prior comment 17 and do not agree. As your risk factor illustrates, Stream’s business is materially dependent upon the revenues generated from three significant clients. Investors are entitled to know the identities of these clients based upon the revenues attributed to each. Please disclose the identities of each of the three.

Response:	The Company respectfully requests that it not be required to disclose Stream’s three largest customer identities by name for the following reasons:

1.	Stream’s business is characterized by large multinational corporations that do not wish end-users to know that their customer services may be outsourced (a) to a third party and/or (b) offshore. This is particularly sensitive and could result in significant damage to Stream’s relationship with such customers.

2.	Stream’s contracts with such customers have confidentiality provisions that are designed to maintain the confidentiality of the relationship and Stream cannot contractually disclose its customers’ identities.

3.	Lastly, all of Stream’s major customers are large organizations with revenues in excess of $40 billion.

For the foregoing reasons, the Company respectfully requests that it describe the customers as follows in lieu of naming them:

Two global technology companies and a North American media company.

Background of the Merger, page 57

3.	We note your response to prior comment 20. Tell us in your response letter why as a managing director of H.I.G., Mr. Rosen does not control H.I.G.

Response:	H.I.G. has approximately 12 managing directors, of which two are co-founding partners. Mr. Rosen, who was named a managing director in 2003, is one of the managing directors at H.I.G. The managing directors approve investment decisions of H.I.G. by committee and no individual managing director controls H.I.G. Consequently, Mr. Rosen does not have sufficient voting or investment power or ownership to constitute control of H.I.G. for purposes of the federal securities laws.

4.	We note your response to prior comment 25. While we understand that the ability to “proceed quickly” caused H.I.G. to be interested generally in exploring a possible transaction with GBPO, we are uncertain how this ability caused H.I.G. to specifically decide to explore the sale of Stream, then not currently for sale, to a special purpose acquisition corporation such as GBPO. Please advise or revise.

Response:	The Company respectfully submits that H.I.G. determined that, while Stream Holdings Corporation (“Stream”) was not currently for sale, H.I.G. is in the business of buying and selling companies. H.I.G. determined that it would be advantageous to explore the sale of Stream to the Company because of the prior experience of certain members of the Company’s management and board of directors. In addition, H.I.G. believed selling Stream to the Company would avoid a potentially lengthy and disruptive sales process because of the Company’s ability to proceed with diligence on an expedited basis due to their familiarity with Stream. Finally, H.I.G. believed that the Company offered an attractive purchase price for Stream.

Securities and Exchange Commission

May 1, 2008

5.	We note your response to prior comment 26. Please clarify, if true, that the “several other potential acquisition candidates” you reference on page 60, paragraph 3, are the same as the seven potential candidates you reference on page 59. Also, please revise to clarify the nature and extent of the discussions GBPO engaged in with these candidates, and the date(s) upon which the discussions with the additional candidates ceased.

Response:	The Company respectfully submits that certain of the “other potential acquisition candidates” with whom the Company continued to engage in discussion after signing the letter of intent with Stream on January 14, 2008, were among those with whom the Company signed non-disclosure agreements during the period from November 14, 2007 through January 2008.

6.	We note your response to prior comment 27. Please further revise to discuss the reasons for and negotiations behind management’s decisions regarding the downward adjustment mechanism, in addition to the disclosure you have provided regarding the upward adjustment mechanism.

Response:	The Company has revised the disclosure on page 57 of Amendment No. 2 in response to the Staff’s comments.

GBPO’s Board of Directors’ Reasons for the Approval of the Merger, page 61

The Terms of the Merger Agreement, page 63

7.	We note your response to prior comment 28. Please further revise to address the board’s determination of reasonableness in light of the indemnification provisions, as referenced in the original comment.

Response:	The Company has revised the disclosure on page 61 of Amendment No. 2 in response to the Staff’s comments.

Summary of 80% Test, page 74

8.	We note your response to prior comment 35. You do not appear, however, to have addressed that portion of the comment which requested that you address the appropriateness of relying on the GBPO estimates with respect to revenue enhancements, given their inherent uncertainty. Please advise or revise.

Response:	The Company has revised the disclosure on page 72 of Amendment No. 2 in response to the Staff’s comments.

Securities and Exchange Commission

May 1, 2008

Business of Stream, page 103

9.	Please revise to include Fiscal Year 2007 Item 402 disclosure regarding Stream that Stream would be required to make were it filing a Form 10 registration statement, including Compensation and Analysis Disclosure. Likewise, please revise to provide Item 402 disclosure regarding each person who will serve as a director or an executive officer of the surviving company required by item 18(a)(7)(ii) or I9(a)(7)(ii) of Form S-4, including Compensation and Analysis disclosure that may emphasize new plans or policies (as provided in the Release 33-8732A text at n. 97). Please refer to Item 402 of Regulation S-K, Executive Compensation, Compliance and Disclosure Interpretations, August 8, 2007, Interpretation 1.12 publicly available at the Commission’s website, www.sec.gov.

Response:	The Company has revised the disclosure on pages 122 through 130 of Amendment No. 2 in response to the Staff’s comments.

Management’s Discussion and Analysis—Stream, page 110

10.	We note your response to prior comment 46, and the revised disclosure at pages 111 and 116. Further explain what measures are considered by management to be “revenue enhancements.” Please highlight the trends affecting Stream’s business in your MD&A for Stream.

Response:	The Company has revised the disclosure on page 109 of Amendment No. 2 in response to the Staff’s comments.

The Company advises the Staff that the following are the primary trends affecting Stream’s business: (i) call center capacity utilization, (ii) funding requirements for building out service centers and increasing working capital, (iii) quarterly fluctuations in results of operations based on timing and shifting of utilization among service centers, (iv) shift of labor pool to off-shore locations and (v) foreign currency effects, which are more fully described on pages 101, 108, 109, 114 and 117 of Amendment No. 2.

11.	We note your response to prior comment 47. However, those portions of our previous comment requesting the percentage of service contracts that have been renewed historically, nor the costs, if any, involved in the event of early termination have not been addressed. Please advise or revise.

Response:	The Company notes the disclosure requested by this comment may be found on pages 103 and 108 of Amendment No. 2.

Certain Relationships and Related Party Transactions, page 141

12.	We note your response to prior comment 58. Please clarify, if true, that to date the founding stockholders have not incurred any out-of-pocket expenses. If such is not the case, please revise to quantify the out-of-pocket expenses incurred as of a recent practicable date.

Response:	The Company has revised the disclosure on pages 14, 63 and 149 of Amendment No. 2 in response to the Staff’s comments.

Securities and Exchange Commission

May 1, 2008

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If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Brian B. Margolis of this firm at (212) 937-7239.

Very truly yours,

/s/ Mark G. Borden

Mark G. Borden

cc:	R. Scott Murray (Global BPO Services Corp.)

Brian B. Margolis (Wilmer Cutler Pickering Hale and Dorr LLP)